UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
India Globalization Capital, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
45408X100

(CUSIP Number)
March 19, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
	UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG (See Item 7))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	SWITZERLAND

	5	SOLE VOTING POWER

NUMBER OF		1,044,551

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,044,551

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,044,551

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

Item 1(a). Name of Issuer:
     India Globalization Capital, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     4336 Montgomery Avenue
     Bethesda, Maryland 20814
     USA
Item 2(a). Name of Person Filing:
     UBS AG
Item 2(b). Address of Principal Business Office or, if None, Residence:
     UBS AG
     Bahnhofstrasse 45
     CH-8001, Zurich, Switzerland
Item 2(c). Citizenship:
     Switzerland
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
     45408X100
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
UBS AG is classified as a Bank as defined in Section 3(a)(6) of the Act pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.
Item 4. Ownership:
Items 5-11 of the cover pages are incorporated by reference. This Schedule 13G reflects beneficial ownership of UBS AG as of March 19, 2008, the date that UBS AG crossed the 10% reporting threshold, and does not reflect any subsequent activity. India Globalization Capital, Inc. filed its annual report for the fiscal year ended March 31, 2008 one day after its extended deadline for filing, and thus the issuer’s registration statement on Form S-3 registering the issuer’s shares of common stock issuable upon exercise of the Warrants ceased to be effective. As a result, on July 16, 2008, the Warrants became unexercisable, and the reporting persons ceased to have a reporting obligation with respect to the reported securities.
Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company:
This statement on Schedule 13G is being filed by UBS AG on behalf of itself and the subsidiaries listed below. The securities being reported on by UBS AG were acquired directly by certain of such subsidiaries.
UBS AG London Branch
UBS Portfolio LLC
UBS AG Frankfurt
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
Banco UBS Warburg S.A
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bunting Warburg Inc
UBS Capital Americas Investments III, Ltd.
UBS Capital II LLC
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Americas Investments II Ltd
SBC Equity Partners AG
UBS Capital Asia Pacific Ltd
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS (USA) Inc
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch

UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
UBS Cayman Ltd.
PaineWebber Capital Inc
Paine Webber International Inc
UBS Fiduciary Trust Company
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
Inversiones Ibersuizas, S.A.
UBS (Bahamas) LTD
UBS (Cayman Islands) LTD
UBS (France) LTD
UBS (Italia) LTD
UBS (Luxemberg) LTD
UBS (Luxemberg) SA Austria Branch
UBS (Monaco) S.A.
UBS AG Brazil
UBS AG New York (101 Park Avenue)
UBS AG Hong Kong
UBS AG Jersey Branch
UBS AG Singapore
UBS Assessores LTD
UBS Bank (Canada)
UBS Belgium SA/NV
UBS Deutschland AG
UBS Espana S.A.
UBS International Inc
UBS Swiss Advisors AG
UBS Wealth Management AG
UBS Wealth Management (UK) Ltd
Banco UBS Pactual SA
Item 8. Identification and Classification of Members of the Group:
     Not applicable
Item 9. Notice of Dissolution of Group:
     Not applicable
Item 10. Certification:
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 18, 2008

UBS AG
By:	/s/ Gordon Kiesling
	Name:	Gordon Kiesling
	Title:	Executive Director

By:	/s/ Anthony DeFilippis
	Name:	Anthony DeFilippis
	Title:	Executive Director